VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

[redacted]

07028615

4 December 2007

SUPPL

RECEIVED 2007 DEC 11 P 1:15

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Services Officer

Tel: +61 3 9667 6520
Fax: +61 3 9660 1764
Email: Simon_Hulls@vrl.com.au

PROCESSED
DEC 17 2007
THOMSON
FINANCIAL

Encls

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A Class Preference Shares
3	Voting rights *(eg, one for one)*	Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	109,025,451 A Class Preference Shares
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To enable cancellation of shares following the departure of executives from the company (in accordance with the executive share scheme rules)

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	75,000 A Class Preference Shares
15	Price to be offered for shares	$3.22 per A Class Preference Share

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1 November 2007
Company Secretary

Print name: S L Driscoll

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

Form 281
Corporations Act 2001
257F(2)(b)

Notice of intention to carry out a share buy-back

Related forms:
280 Notification of share buy-back details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
VILLAGE ROADSHOW LIMITED

ACN/ABN
010 672 054

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Contact name/position description
MS R COSENTINO

ASIC registered agent number (if applicable)

Telephone number
03 9667 6534

Postal address
PO BOX 2275
GPO PRAHRAN VIC 3181

1 Type of share buy-back

For guidance on when a Form 281 needs to be lodged, see the BUY-BACK PROCEDURE table on page 2.

Tick the box for the type of share buy-back and provide the dates as requested.

10/12 limit is 10% of the smallest number, at any time during the last 12 months, of votes attaching to voting shares of the company.

[x] **Employee share scheme buy-back** (within 10/12 limit)	Proposed date for buy-back agreement to be entered into: 19/11/07 [D D]/[M M]/[Y Y]		
[ ] **Employee share scheme buy-back** (over 10/12 limit)	Proposed date for buy-back agreement to be entered into: __/__/__ [D D]/[M M]/[Y Y]	**AND** Proposed date for passing the resolution to approve the buy-back: __/__/__ [D D]/[M M]/[Y Y]	
[ ] **On-market buy-back** (within 10/12 limit)	Period of buy-back From __/__/__ [D D]/[M M]/[Y Y]	to __/__/__ [D D]/[M M]/[Y Y]	
[ ] **On-market buy-back** (over 10/12 limit)	Period of buy-back From __/__/__ [D D]/[M M]/[Y Y]	to __/__/__ [D D]/[M M]/[Y Y]	**AND** Proposed date for passing the resolution to approve the buy-back: __/__/__ [D D]/[M M]/[Y Y]
[ ] **Equal access scheme buy-back** (within 10/12 limit)	Proposed date for buy-back agreement to be entered into: __/__/__ [D D]/[M M]/[Y Y]		

1 Continued... Type of share buy-back

☐ **Equal access scheme buy-back** (over 10/12 limit)	Proposed date for buy-back agreement to be entered into ☐☐/☐☐/☐☐ [D D] [M M] [Y Y]	**AND**	Proposed date for passing the resolution to approve the buy-back ☐☐/☐☐/☐☐ [D D] [M M] [Y Y]
☐ **Selective buy-back**	Proposed date for buy-back agreement to be entered into ☐☐/☐☐/☐☐ [D D] [M M] [Y Y]	**AND**	Proposed date for passing the resolution to approve the buy-back ☐☐/☐☐/☐☐ [D D] [M M] [Y Y]

Signature

This form must be signed by a director or secretary.

Name

S L DRISCOLL

Capacity

☐ Director

☒ Secretary

Signature

Date signed

01/11/07

[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

BUY-BACK PROCEDURE

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme buy-back		On-market buy-back		Equal access scheme buy-back		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolutions (s257C)			YES		YES		YES	
Special/unanimous resolutions (s257D)								YES
Lodge offer documents with ASIC (s257E)						YES	YES	YES
14 days notice (s257F)		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made (s257G)						YES	YES	YES
Cancel shares (S257H)	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC on Form 484 (s254Y)	YES	YES	YES	YES	YES	YES	YES	YES
Lodge Form 280 with ASIC	NO	NO	YES	NO	YES	YES	YES	YES
Lodge Form 281 with ASIC	NO	YES	See Note 1	YES	See Note 1	See Note 1 & 2	See Note 1 & 2	See Note 1 & 2

NOTE 1 The company should lodge a Form 281 if it intends to give short (less than 14 days) notice of a meeting to approve the buy-back and lodge the notice of meeting (with a Form 280) less than 14 days before the relevant date.

NOTE 2 The company should lodge a Form 281 if it lodges the documents referred to in s257E less than 14 days before the relevant date.

Relevant dates and lodgement periods

- If the buy-back agreement is conditional on the passing of a resolution — the relevant date is date the resolution is passed.
- If the buy-back is not conditional on the passing of a resolution — the relevant date is the date the agreement is entered into (s257F).
- If a resolution is to be passed by way of a circular to all members that complies with s249A, an estimated last date for signing the circular should be used.

The Form 281 must be lodged at least 14 days before the relevant date.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

2 November 2007

Company Announcements Office
Australian Securities Exchange

OFF MARKET TAKEOVER BID IN RELATION TO SYDNEY ATTRACTIONS GROUP LIMITED ('SAQ')

NOTICE OF VARIATION OF OFFER – EXTENSION OF OFFER PERIOD

Please refer to the attached Notice of Variation of Offer issued pursuant to section 650D of the *Corporations Act 2001*. which has been lodged earlier today with Australian Securities and Investments Commission.

Village Roadshow Limited ('VRL') confirms that in relation to its off-market takeover bid for all of the ordinary shares in SAQ, the Offer Period has been extended by two weeks from 17 November 2007 to 5:00pm Melbourne time on 1 December 2007.

On 26 September 2007 VRL and its associates had a relevant interest in 19.96% of SAQ shares. As at 2 November 2007 VRL and its associates had a relevant interest in 22.25% of SAQ shares.

VRL confirms that all other conditions set out in the Bidder's Statement remain unchanged and a Notice pursuant to section 630(2) of the *Corporations Act 2001* is attached.

Yours faithfully

Phil Leggo
Company Secretary

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

NOTICE OF VARIATION OF OFFER - EXTENSION OF OFFER PERIOD

SECTION 650D OF THE CORPORATIONS ACT 2001

TO: **Sydney Attractions Group Limited**

AND TO: **Each person to whom an offer was sent under the off-market bid**

Village Roadshow Limited ABN 43 010 672 054 (**VRL**), **GIVES NOTICE** under section 650D of the *Corporations Act 2001* (Cth) that:

(a) it varies the offers dated 26 September 2007 under its off-market takeover bid for all of the ordinary shares in Sydney Attractions Group Limited (**Offers**) to which its bidder's statement dated 11 September 2007 (**Bidder's Statement**)* relates by extending the Offer Period by two weeks so that it ends at 5.00pm Melbourne time on 1 December 2007 (unless further extended);

(b) the terms of the variation are as follows:

  (i) replace the date '17 November 2007' wherever appearing in the Bidder's Statement (including without limitation in the front cover, the 'Important Information', the 'Letter from Village Roadshow Limited Chairman', and 'Summary of the Offer and how to accept') with the date '1 December 2007';

  (ii) replace 'one month and three weeks' wherever appearing in clause 1.4 of Part 2 of the Bidder's Statement with 'two months and four days';

  (iii) replace the date '9 November 2007' where it appears in clause 8.5 of Part 2 of the Bidder's Statement with the date '23 November 2007'; and

  (iv) replace the date '17 November 2007' with the date '1 December 2007' wherever it appears in the Acceptance Form; and

(c) in respect of any person who has accepted the Offer and as a result of the variation of the Offers under this Notice the time when VRL has to meet its obligations to the person under the Bid has been postponed for more than 1 month, the person may withdraw their acceptance. To withdraw their acceptance the person must:

  (i) give VRL notice within 1 month beginning on the day on which the copy of this Notice was received; and

  (ii) return any consideration received by the person for accepting the Offer.

  If Shareholders have accepted the Offer in respect of Shares in a CHESS Holding and they wish to withdraw their acceptance being entitled to do so, they should contact their Controlling Participant.

A copy of this notice was lodged with the Australian Securities and Investments Commission on 2 November 2007. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

* Terms used in this notice (unless otherwise defined) have the meanings given in the Bidder's Statement.

DATED: 1 November 2007

SIGNED by no fewer than 2 of the directors of Village Roadshow Limited authorised to sign this notice by a resolution passed at a directors' meeting.

....	....
Robert Kirby	Graham Burke
Director	Director
Village Roadshow Limited	Village Roadshow Limited

Village Roadshow Limited
ABN 43 010 672 054

000001
000
VRL
MR JOHN SMITH 2
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

2 November 2007

Dear Fellow Sydney Attractions Group Shareholder

OFFER BY VILLAGE ROADSHOW LIMITED ("VRL") TO ACQUIRE YOUR SHARES IN SYDNEY ATTRACTIONS GROUP LIMITED ("SAQ")

On 31 October 2007 VRL announced it would increase its offer price to $6.50 per share on the condition that VRL and its associates acquire relevant interests in at least 35% (by number) of all the issued shares in SAQ.

This is VRL's last and final price and VRL will not increase the price under the offer.

VRL's announcements on the revised offer, together with SAQ's response, are enclosed. Please take the opportunity to read VRL's announcements as they comprehensively explain why VRL has announced revisions to its offer.

Please note if you accept VRL's offer, and VRL declares its offer unconditional, you will receive a cash price of $6.50 per share. Under no circumstances will you receive VRL's previous offer of $5.96 per share.

In the event that VRL's offer is not declared unconditional and subsequently lapses, you should note that the SAQ Directors are on record as saying; "the Share price may in the short term fall back to its pre bid levels of $5.61 - $6.00."

Since announcing its takeover offer, VRL has received acceptances for 509,905 SAQ shares and VRL's relevant interest in SAQ has increased from 19.96% to 22.25%.

The offer has been extended to 1 December 2007 to allow you to consider VRL's offer. Enclosed is a copy of the formal notice effecting the extension of the offer period. VRL urges you to accept the offer for all or part of your shares by completing and returning the acceptance form which accompanied the Bidder's Statement dated 11 September 2007.

If you have any questions about how to accept the Offer, or the Offer generally, please call the Village Roadshow Offer Information Line on 1800 104 758 or (02) 8268 3691. If you have misplaced or lost your acceptance form please call Computershare Investor Services on 1300 850 505 and they will arrange to have a substitute form sent to you.

Yours sincerely

G W Burke.

Graham Burke
Managing Director

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

31 October 2007

PROPOSAL TO INCREASE OFFER FROM $5.96 TO $6.50 IF VILLAGE ROADSHOW ACHIEVES A 35% RELEVANT INTEREST

Following yesterday's Annual General Meeting ("AGM") of Sydney Attractions Group Limited ("SAQ"), Village Roadshow Limited ("VRL") has decided that, on the condition that VRL and its associates acquire relevant interests in at least 35% (by number) of all the issued shares in SAQ, VRL will:

- further enhance the attractiveness of its offer by increasing it by 54 cents per share, made up as follows:
  - allowing shareholders entitled to the dividend and who accept the offer to retain that dividend (5 cents per share); and
  - increasing the cash sum offered from $6.01 to $6.50 per share (49 cents per share);
- declare its offer and all contracts resulting from the acceptance of its offer unconditional[1]; and
- pay SAQ shareholders who accept the offer within 7 days after acceptance or the date the offers are declared unconditional, whichever occurs later.

The increase in VRL's offer price, should VRL achieve the condition noted above, represents an increase of $0.54 per share, or 9.0% higher than VRL's initial offer price. **The $6.50 per share offer price will be VRL's last and final price under the offer and VRL will not provide further increases in consideration under its offer.**

VRL remains concerned about the achievability of SAQ's near and long term forecasts given SAQ's recent performance. Nothing included in the Target's Statement or heard at yesterday's AGM has reduced that concern. For example, neither the Chairman's address nor the CEO's report gave any guidance on the admissions or revenue for Sydney Wildlife World ("SWW") or Sydney Aquarium for the financial year to date. At the AGM, the CEO confirmed that the construction cost of SWW continues to increase beyond the $52.8 million set out in SAQ's 2007 Annual Report (compared to its original $29 million budget).

VRL continues to believe that $6.01 represents full and fair value for SAQ shares but is prepared to increase its offer in the event it achieves a more substantial stake in SAQ. Village owns 4.3 million shares (20% of SAQ) and is willing to increase its offer to protect this significant investment.

In addition, VRL believes that SAQ needs a redirection of its marketing, attention to margins and a revamp of its food and beverage operation. VRL are experienced theme park operators and can call on the experience of John Menzies, CEO of Village Roadshow Theme Parks, Trevor Long, Director Marine Sciences of Village Roadshow Theme Parks (and President of the Australian Zoological Association of Zoological Parks and Aquaria) and John Harnden, CEO International Theme Parks as well as experts in marketing, food and beverage and operations.

VRL sees the increase in its offer price as enabling VRL to reach a point where the direction of the business can be changed in the interests of all shareholders.

[1] As stated in VRL's Bidder's Statement, VRL reserves the right to declare the offer free from conditions or any one of them at any time, in accordance with the Bidder's Statement and the Corporations Act.

An improved offer of $6.50 per share would represent:

- An FY2007 price/earnings (P/E) multiple of 45.8 times[2].
- An FY2008 P/E multiple of 21.8 times[3].
- An FY2007 Earnings Before Interest, Tax Depreciation and Amortisation (EBITDA) multiple of 14.0 times[2].
- An FY2008 EBITDA multiple of 9.8 times[3].
- A 20% premium to SAQ's volume weighted share price for the period of approximately seven months from 5 February 2007 (being the business day following the release of SAQ's results for the half year ended 31 December 2006, which included a downward revision of earnings guidance for FY2007) and 4 September 2007 (being the day before VRL announced its intention to make its offer).
- A premium to the $6.02 to $6.40 price range in which SAQ's shares have traded since the announcement of our offer, which includes a period of in excess of three weeks following the release of SAQ's Target's Statement.

VRL believes that the offer, with the proposed improvement in consideration would give shareholders the alternatives of either:

1. Selling their SAQ shares at a very high premium; or

2. Selling part of their holding and jointly participating with VRL in the future of SAQ.

VRL will also extend the offer by two weeks, to 1 December 2007, allowing further time for shareholders to consider the offer. Formal notices of extension are currently in the course of preparation and will be sent to shareholders shortly.

VRL urges SAQ shareholders to accept VRL's offer, for all or part of their shares, by completing and returning the acceptance form which accompanied the Bidder's Statement dated 11 September 2007.

Media contacts: Mark Rudder 0411 362 362
Tony Boyd 0408 723 763

[2] Based on normalised FY2007 results contained in SAQ's Target's Statement.
[3] Based on FY2008 forecasts contained in SAQ's Target's Statement.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

31 October 2007

CLARIFICATION OF VILLAGE ROADSHOW'S PROPOSED IMPROVEMENTS TO ITS OFFER FOR SAQ

Village Roadshow Limited ("VRL") refers to the announcement released by Sydney Attractions Group Limited ("SAQ") earlier today. SAQ stated that SAQ shareholders "who accept the Revised Offer risk receiving only $5.96 per Share".

VRL wishes to clarify its position.

Under no circumstances will SAQ shareholders who accept VRL's offer receive $5.96 per share.

VRL advises that, if SAQ Shareholders accept the Revised Offer, and VRL and its associates acquire relevant interests in at least 35% (by number) of all the issued shares in SAQ, shareholders will receive $6.50 per share.

If SAQ Shareholders accept the Revised Offer, and VRL and its associates do not acquire relevant interests in at least 35% (by number) of all the issued shares in SAQ, VRL may allow the offer to lapse or, alternatively, declare its offer unconditional and keep any acceptances received. In any case where VRL declares its offer unconditional, VRL will improve its offer, as outlined in its earlier announcement today, **so that all accepting SAQ shareholders will then receive $6.50 per share.**

VRL reiterates that the $6.50 per share offer price will be VRL's last and final price under the offer and VRL will not provide further increases in consideration under its offer.

Media contacts: Mark Rudder 0411 362 362
Tony Boyd 0408 723 763

SydneyAttractionsGroup

31 October 2007

Dear Shareholder

REJECT VILLAGE'S INADEQUATE AND CONDITIONAL OFFER

Village Roadshow Limited (**Village**) today announced a revised and conditional offer ("Revised Offer") to acquire your Sydney Attractions Group Limited shares ("Shares"). The Revised Offer is **conditional** on Village acquiring relevant interests in at least 35% of Shares on issue. The offer consideration would increase to $6.50 per Share but only in the event that Village achieves this 35% condition.

The Revised Offer is **conditional** and **uncertain. In the event that Village does not reach the required 35% relevant interest, shareholders accepting the Revised Offer risk receiving only $5.96 per Share.**

Your Board strongly recommends that you **REJECT** Village's Revised Offer, which significantly undervalues your Shares. A $6.50 offer falls well below the Boards' value range of $8.59-$9.37 set out in the Target's Statement. It fails to recognise the inherent value and growth potential of your assets and still represents an inadequate premium for Village to gain control of your company.

We have great confidence in our management team and that we have the right resources in place to deliver strong growth in profit and dividends as well as continued value creation for you in the long term.

I urge you to **REJECT** Village's revised and conditional offer and benefit from the upside in the value of your Shares.

Yours Sincerely

Bill Wright

Bill Wright
Chairman

Sydney Attractions Group
Aquarium Pier, Darling Harbour
Sydney NSW 2000
Telephone 02 8251 7800
Fax 02 9262 2385
www.sydneyattractions.com.au

SydneyAttractionsGroup

1 November 2007

Response to Clarification of Takeover Offer

Sydney Attractions Group Limited ("Sydney Attractions Group") acknowledges Village Roadshow Limited's ("Village") announcement regarding amendments to its revised offer for Sydney Attractions Group. These amendments now clarify inconsistencies between the offer as announced yesterday and subsequent public statements made by Village's managing director, Graham Burke.

The Sydney Attractions Group Board continues to recommend that all Sydney Attractions Group shareholders REJECT Village's inadequate offer.

Yours Sincerely

Regan Cheriton
Company Secretary

Sydney Attractions Group
Aquarium Pier, Darling Harbour
Sydney NSW 2000
Telephone 02 8251 7800
Fax 02 9262 2385
www.sydneyattractions.com.au

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

NOTICE OF VARIATION OF OFFER - EXTENSION OF OFFER PERIOD

SECTION 650D OF THE CORPORATIONS ACT 2001

TO: **Sydney Attractions Group Limited**

AND TO: **Each person to whom an offer was sent under the off-market bid**

Village Roadshow Limited ABN 43 010 672 054 (**VRL**), **GIVES NOTICE** under section 650D of the *Corporations Act 2001* (Cth) that:

(a) it varies the offers dated 26 September 2007 under its off-market takeover bid for all of the ordinary shares in Sydney Attractions Group Limited (**Offers**) to which its bidder's statement dated 11 September 2007 (**Bidder's Statement**)* relates by extending the Offer Period by two weeks so that it ends at 5.00pm Melbourne time on 1 December 2007 (unless further extended);

(b) the terms of the variation are as follows:

  (i) replace the date '17 November 2007' wherever appearing in the Bidder's Statement (including without limitation in the front cover, the 'Important Information', the 'Letter from Village Roadshow Limited Chairman', and 'Summary of the Offer and how to accept') with the date '1 December 2007';

  (ii) replace 'one month and three weeks' wherever appearing in clause 1.4 of Part 2 of the Bidder's Statement with 'two months and four days';

  (iii) replace the date '9 November 2007' where it appears in clause 8.5 of Part 2 of the Bidder's Statement with the date '23 November 2007'; and

  (iv) replace the date '17 November 2007' with the date '1 December 2007' wherever it appears in the Acceptance Form; and

(c) in respect of any person who has accepted the Offer and as a result of the variation of the Offers under this Notice the time when VRL has to meet its obligations to the person under the Bid has been postponed for more than 1 month, the person may withdraw their acceptance. To withdraw their acceptance the person must:

  (i) give VRL notice within 1 month beginning on the day on which the copy of this Notice was received; and

  (ii) return any consideration received by the person for accepting the Offer.

  If Shareholders have accepted the Offer in respect of Shares in a CHESS Holding and they wish to withdraw their acceptance being entitled to do so, they should contact their Controlling Participant.

A copy of this notice was lodged with the Australian Securities and Investments Commission on 2 November 2007. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

* Terms used in this notice (unless otherwise defined) have the meanings given in the Bidder's Statement.

DATED: 1 November 2007

SIGNED by no fewer than 2 of the directors of Village Roadshow Limited authorised to sign this notice by a resolution passed at a directors' meeting.

Robert Kirby Director Village Roadshow Limited	Graham Burke Director Village Roadshow Limited

ME_73420127_2 (W2003)

VRL_WIP_120907/000001/000005/i

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

FIRST SUPPLEMENTARY BIDDER'S STATEMENT IN RELATION TO VILLAGE ROADSHOW LIMITED'S OFFER FOR SYDNEY ATTRACTIONS GROUP LIMITED ACN 008 632 764

This document is a supplementary bidder's statement under section 643 of the *Corporations Act 2001* (Cth). It is the first supplementary bidder's statement issued by Village Roadshow Limited ABN 43 010 672 054 (**VRL**) in connection with VRL's off-market takeover bid to acquire all issued shares in Sydney Attractions Group Limited (**SAQ**) contained in VRL's bidder's statement dated 11 September 2007 (**Bidder's Statement**). This first supplementary bidder's statement supplements, and must be read together with, the Bidder's Statement. Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this first supplementary bidder's statement. This first supplementary bidder's statement will prevail to the extent of any inconsistency with the Bidder's Statement.

A copy of this first supplementary bidder's statement dated 8 November 2007 was lodged with the Australian Securities & Investments Commission on that date. The Australian Securities & Investments Commission takes no responsibility for the contents of this statement.

The purpose of this first supplementary bidder's statement is:

(a) to provide details of VRL's proposed higher offer;

(b) to announce and provide details of a proposed institutional acceptance facility; and

(c) to provide a replacement Acceptance Form if you wish to use it to accept the Offer.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

8 November 2007

Dear Fellow SAQ Shareholder

I am writing to inform you of several important developments in VRL's takeover bid for SAQ.

On 31 October 2007, VRL announced that, should VRL and its associates have a relevant interest in at least 35% (by number) of all the issued shares in SAQ, VRL will further enhance the attractiveness of its Offer by:

(a) increasing it by up to 54 cents per Share made up as follows:

(i) allowing Shareholders entitled to the Declared Dividend and who accept the Offer to retain that dividend (5 cents per share); and

(ii) increasing the cash sum offered from $6.01 to $6.50 per Share (49 cents per Share);

(b) declaring the Offer and all contracts resulting from acceptances of its Offer unconditional; and

(c) paying SAQ Shareholders who accept the Offer within 7 days after acceptance or within 7 days of the date the Offer is declared unconditional, whichever occurs later.

Furthermore, should VRL declare its Offer unconditional, irrespective of its relevant interest, VRL will immediately increase the cash sum offered from $6.01 to $6.50 per SAQ Share and allow Shareholders entitled to the Declared Dividend and who accept the Offer to retain the Declared Dividend (5 cents per share paid in October).

An improved offer of $6.50 per share would represent:

- An FY2007 price/earnings (P/E) multiple of 45.8 times[1].
- An FY2008 P/E multiple of 21.8 times[2].
- An FY2007 Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) multiple of 14.0 times[1].
- An FY2008 EBITDA multiple of 9.8 times[2].

---

[1] Based on normalised FY2007 results contained in SAQ's Target's Statement.
[2] Based on FY2008 forecasts contained in SAQ's Target's Statement.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

- A 20% premium to SAQ's volume weighted share price for the period of approximately seven months from 5 February 2007 (being the business day following the release of SAQ's results for the half year ended 31 December 2006, which included a downward revision of earnings guidance for FY2007) and 4 September 2007 (being the day before VRL announced its intention to make its offer).
- A premium to the $6.02 to $6.40 price range in which SAQ's shares traded during the period from announcement of VRL's Offer on 5 September 2007 to the day prior to announcement of VRL's improved Offer on 31 October 2007, which includes a period of in excess of three weeks following the release of SAQ's Target's Statement.

VRL's Offer, with the proposed improved consideration, gives SAQ Shareholders the alternatives of either:

(a) selling their SAQ shares at a very high valuation; or

(b) selling part of their holding and participating with VRL in the future of SAQ.

VRL has also extended the Offer by two weeks, to 1 December 2007, allowing further time for Shareholders to consider the Offer. Formal notices of extension have been sent to Shareholders.

VRL urges SAQ shareholders to accept VRL's Offer, for all or part of their Shares, by completing and returning the enclosed Acceptance Form.

Yours sincerely

John Kirby
Chairman

1. **Summary of the proposed improved offer**

(a) Subject to VRL and its associates acquiring sufficient SAQ Shares so that its relevant interests in SAQ Shares comprise at least 35% (by number) of all issued Shares in SAQ, VRL will:

(i) pay $6.50 cash for each Share it acquires on acceptance of its Offer;

(ii) allow SAQ Shareholders entitled to the Declared Dividend and who accept the Offer to retain that dividend (5 cents per share);

(iii) declare its Offer and all contracts resulting from the acceptance of its Offer unconditional; and

(iv) pay SAQ Shareholders who accept the Offer within 7 days of acceptance or within 7 days of the date the Offers are declared unconditional, whichever occurs later.

(b) All SAQ shareholders who accept, or have accepted, VRL's Offer will be entitled to the improved consideration of $6.50 per Share, on the conditions described above, regardless of when they accept VRL's offer.

(c) In addition, if VRL at any stage declares its Offer unconditional, VRL will also make the above improvements to its Offer irrespective of its relevant interest in SAQ Shares.

(d) VRL will lodge a formal variation of the Offer to reflect the improved consideration within 2 business days of the condition becoming fulfilled (where paragraph (a) above applies) or the Offer being declared unconditional (where paragraph (c) above applies).

(e) If within the last 14 days of the Offer Period, VRL's voting power in SAQ increases to 35% or more, or VRL declares its Offer free from all conditions, VRL will extend the Offer Period so that it ends no earlier than 14 days after the increase or declaration of waiver of conditions.

2. **Closing date**

The Offer is now scheduled to close at 5.00 pm (Melbourne time) on 1 December 2007 unless further extended.

3. **What you will receive for your SAQ Shares**

If you accept the Offer you will:

(a) receive $6.50 for each SAQ Share for which you accept the Offer; and

(b) if you are entitled to the Declared Dividend (paid by SAQ in October), be allowed to retain the Declared Dividend in respect of each of those SAQ Shares.

4. **Why you should accept VRL's Offer**

Set out in the Bidder's Statement are the detailed reasons why VRL believes you should accept its Offer. Following the release of the Bidder's Statement, SAQ released its Target's Statement and made several other announcements, including presentations made

at SAQ's Annual General Meeting (AGM). Nothing contained in those announcements has in any way allayed VRL's concerns regarding the outlook for SAQ (in which it has a significant investment). Indeed, VRL believes that those concerns have been reinforced.

It is VRL's belief that the SAQ Board, in its Target's Statement, has chosen to use highly optimistic forecasts based on aggressive assumptions that are not supported by SAQ's track record. Furthermore, the SAQ Board chose not to engage an independent expert to advise shareholders on the valuation of SAQ and, at the SAQ AGM, refused to disclose current financial year trading information for Sydney Wildlife World or Sydney Aquarium. VRL cautions SAQ Shareholders to be sceptical of the SAQ Board's optimism in light of SAQ's track record and the absence of an independent expert's report.

VRL further notes that SAQ's Board has stated that SAQ's share price *"may in the short term fall back to its pre bid levels of $5.61–6.00"* in the absence of VRL's offer (page 19, Target's Statement).

5. Funding Arrangements

After taking into account the 43,600 SAQ Shares recently issued under SAQ's Dividend Reinvestment Plan, the total number of issued SAQ Shares as at the date of this first supplementary bidder's statement was 21,821,292. If all the Offers are accepted (assuming all SAQ Options convertible into SAQ Shares are converted and all rights to have SAQ Shares issued are exercised during the Offer Period) VRL will be required to pay approximately $116.4 million.

The calculation above is also on the basis that, prior to its receipt of acceptances under its Offer, VRL had a relevant interest in 4,346,377 SAQ Shares held by VRL's wholly owned subsidiary, Village Roadshow Holdings Pty Ltd. As explained in the Bidder's Statement, these shares will not be accepted into the bid.

The maximum additional cash required under VRL's proposed improved offer of $6.50 per SAQ Share compared with VRL's original offer of $6.01 ($5.96 ex the Declared Dividend) per SAQ Share is approximately $5.1 million. The source of the additional cash is from VRL's cash reserves and the undrawn facility referred to in the Bidder's Statement.

6. Acceptances and Payment

The procedures for and effect of accepting the Offer are set out in Part 2 of the Bidder's Statement.

If the improvements of the Offer outlined above are implemented and you validly accept the Offer in respect of all or some of your SAQ Shares in accordance with the procedures outlined in the Bidder's Statement, VRL will dispatch payment to you for those SAQ Shares on or before 7 days after the later of:

(a) the date the Offer is accepted by you; and

(b) the date the takeover contract resulting from your acceptance of the Offer becomes unconditional.

As at the date of this first supplementary bidder's statement VRL has received acceptances of its Offer in respect of 511,075 SAQ Shares. VRL's voting power in SAQ as at that date is 22.26%, represented by the 4,346,377 SAQ Shares in which it had a relevant interest at the start of its Bid and the 511,075 SAQ Shares the subject of acceptances received.

7. Institutional Acceptance Facility

VRL proposes to establish an acceptance facility (**Acceptance Facility**) open to certain professional investors (as defined in the Corporations Act) who own at least 50,000 SAQ Shares (**Eligible Shareholders**) in order to facilitate receipt of acceptances of the Offer. SAQ Shareholders who are not Eligible Shareholders cannot participate in the Acceptance Facility.

The Acceptance Facility will operate in the following way:

(a) Eligible Shareholders may lodge acceptance instructions with an agent, Computershare Investor Services Pty Limited (**Facility Operator**), in the form of Acceptance Forms and/or directions to custodians to accept the Offer (**Acceptance Instructions**) that demonstrate their intention to accept the Offer. The Facility Operator will hold the Acceptance Instructions solely as lodgement agent and will not acquire a relevant interest in any of the SAQ Shares the subject of the Acceptance Instructions.

(b) The Facility Operator must deliver:

(i) the Acceptance Forms to VRL's share registry, Computershare Investor Services Pty Limited (in the case of Issuer-Sponsored Holdings) or the relevant brokers or non-broker participants (in the case of CHESS Holdings); and

(ii) the custodian directions to the relevant custodians,

immediately after the Facility Operator receives a written notice (**Confirmation Notice**) from VRL that delivery and implementation of the Acceptance Instructions held by the Facility Operator will result in VRL having a relevant interest of at least 35% of issued SAQ Shares at that time.

(c) The Facility Operator must also deliver:

(i) the Acceptance Forms to Computershare Investor Services Pty Limited (in the case of Issuer-Sponsored Holdings) or the relevant brokers or non-broker participants (in the case of CHESS Holdings); and

(ii) the custodian directions to the relevant custodians,

no less than 2 Business Days (and no more than 3 Business Days) after the Facility Operator receives a written notice (also, **Confirmation Notice**) from VRL that VRL has declared its Offer free from all conditions that have not been fulfilled and that delivery and implementation of the Acceptance Instructions held by the Facility Operator will result in VRL having a relevant interest in less than 35% of issued SAQ Shares at that time.

(d) Eligible Shareholders are able to withdraw their Acceptance Instructions at any time prior to the Facility Operator delivering the Acceptance Forms or custodian directions referred to above.

Before 9.30 am on each Business Day, the Facility Operator will inform VRL of the number of SAQ Shares in respect of which Acceptance Instructions have been received.

Following receipt of this information from the Facility Operator, VRL will disclose this information to ASX by 9.30 am on the Business Day following any movement of at least 1% (of total SAQ Shares on issue) in the aggregate of the number of SAQ Shares subject to the Acceptance Facility and the number of SAQ Shares in which VRL has a relevant interest, together with a breakdown of the aggregate amount between these two categories.

If within the last 14 days of the Offer Period, VRL's voting power in SAQ increases to 35% or more, including through the delivery and implementation of Acceptance Instructions in respect of SAQ Shares lodged under the Acceptance Facility, or VRL declares its Offer free from all Conditions that have not been fulfilled, VRL will extend the Offer Period so that it ends no earlier than 14 days after that increase in voting power or declaration.

Further details of how to participate in the proposed Acceptance Facility will be provided to Eligible Shareholders.

8. Consent

This first supplementary bidder's statement includes statements which are made in, or based on statements made in, the following documents lodged with ASIC or on the company announcements platform of ASX by SAQ and others after the date of the Bidder's Statement:

- 5-Sep-07: Response to VRL takeover offer
- 11-Sep-07 Letter to SAQ shareholders
- 11-Sep-07 Directors' statement re takeover
- 14-Sep-07 Letter to SAQ shareholders
- 26-Sep-07 FY2007 Annual Report
- 8-Oct-07 Target's Statement
- 8-Oct-07 Target's Statement press release
- 18-Oct-07 Letter to SAQ shareholders
- 30-Oct-07 Chairman's address to shareholders
- 30-Oct-07 CEO presentation – Annual General Meeting
- 31-Oct-07 Response to variation of takeover offer
- 1-Nov-07 Response to clarification of takeover offer.

Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, the inclusion of those statements in this first supplementary bidder's statement. If you would like to receive a copy of any of these documents, please call 1800 104 758 or +61 2 8268 3691 and you will be sent copies free of charge. Information may also be obtained from SAQ's webpage on the ASX website at www.asx.com.au.

The following persons have given, and have not before the date of this first supplementary bidder's statement withdrawn, their consent to be named in this first supplementary bidder's statement in the form and context in which they are named:

(a) Minter Ellison Lawyers – as legal adviser to the Offer; and

(b) Merrill Lynch International (Australia) Limited – as financial adviser to the Offer.

Each of Minter Ellison Lawyers and Merrill Lynch International (Australia) Limited:

(a) does not make, or purport to make, any statement in this first supplementary bidder's statement; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this first supplementary bidder's statement.

9. Investment decisions

This document does not take into account the individual investment objectives, financial situation or particular needs of any specific SAQ Shareholder or any other person.

SAQ Shareholders are encouraged to seek independent financial and taxation advice before deciding whether to accept the Offer.

10. Forward looking statements

This first supplementary bidder's statement may include certain forward looking statements that have been based on current expectations about future events. These forward looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forward looking statements. These factors may include matters not yet known to VRL or not currently considered by it to be material.

11. Privacy statement

VRL will collect personal information about SAQ Shareholders' holdings of SAQ Shares in accordance with the Corporations Act. VRL will share that personal information with its advisers and service providers only to the extent necessary for purposes relating to the Offer. SAQ Shareholders can contact SAQ's share registry, Registries Limited, on (02) 9290 9600, if they have questions about their personal information.

12. Approval of First Supplementary Bidder's Statement

This first supplementary bidder's statement has been approved by resolution passed by the directors of VRL.

SIGNED for and on behalf of
VILLAGE ROADSHOW LIMITED

Phil Leggo
Company Secretary
Village Roadshow Limited

Village Roadshow Limited
ABN 43 010 672 054

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 104 758
(outside Australia) 61 2 8268 3691
www.computershare.com

A

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Holder Identification Number (HIN)

X 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Transfer and Acceptance Form

Use this form to accept Village Roadshow Limited's Offer for your Sydney Attractions Group Limited Shares

B

What Village Roadshow Limited is offering to buy
Village Roadshow Limited is offering to buy all your Sydney Attractions Group Limited Shares, including Shares that are issued during the Offer Period due to the conversion of Sydney Attractions Group Limited Options or under the DRP.

What you will receive if you accept the offer
If you accept the Offer you will, subject to the satisfaction (or waiver) of the conditions of the Offer, receive $6.50* for each of your Shares for which you accept the Offer.

No brokerage on acceptances
You will not pay brokerage if you accept the offer. Any such costs will be borne by Village Roadshow Limited.

* Conditional on Village Roadshow Limited having relevant interests in at least 35% of Sydney Attractions Group Limited Shares, unless waived.

Securityholder details

Subregister	XXXX
Your holding in Sydney Attractions Group Limited	XX,XXX,XXX
Cash consideration payable to you at $6.50* per Share	123456789012

To be completed by Securityholder

C Please complete this form if you wish to accept the Offer in respect of ALL or PART of your Sydney Attractions Group Limited Shares on the terms set out in the bidder's statement. You will be deemed to have accepted the Offer in respect of all your Sydney Attractions Group Limited Shares if you sign and return the form and you:

a) do not mark either box below;
b) mark box 2 below, but do not specify the number of Shares you wish to sell; or
c) mark both box 1 and 2 below.

(Note: If your Sydney Attractions Group Limited Shares are held in a CHESS holding, you should accept this Offer by returning this form directly to your Controlling Participant in accordance with ASTC Settlement Rules.)

Please place an X in either box 1 or 2 (Mark only one box)

1. ☐ I/We wish to accept the Offer in respect of ALL my/our Sydney Attractions Group Limited Shares

2. ☐ I/We wish to accept the Offer in respect of the following number of my/our Sydney Attractions Group Limited Shares

Write the number of Sydney Attractions Group Limited Shares

D

Contact details

Please provide your contact details in case we need to speak to you about this form.

Name of contact person

Contact person's daytime telephone number ( )

Sign Here - This section must be signed for your instructions to be executed

E I/We accept the offer made by Village Roadshow Limited in respect of Shares in Sydney Attractions Group Limited I/we hold and I/we agree to be bound by the terms and conditions of the offer and transfer all or part of my/our Sydney Attractions Group Limited Shares to Village Roadshow Limited for the above consideration.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

See back of form for completion guidelines

SAQ_TKO 1TKAC

035933_00OR6B

How to complete this form

Acceptance of the takeover offer

A **Registration Details**

The Shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the Sydney Attractions Group Limited register.

If you have already sold all your Sydney Attractions Group Limited Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

B **Consideration**

The cash consideration offered under the takeover offer is $6.50* per Share

* Conditional on Village Roadshow Limited having relevant interests in at least 35% of Sydney Attractions Group Limited Shares, unless waived.

C **How to accept the Offer**

If your Sydney Attractions Group Limited Shares are held in an Issuer Sponsored Holding, simply complete and return this form to the Village Roadshow Limited Registry so that it is received by no later than 5pm (Melbourne time) on 1 December 2007, unless extended.

If your Sydney Attractions Group Limited Shares are in a CHESS holding, you may **contact your Controlling Participant** directly (normally your stockbroker) with instructions to accept the offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want Village Roadshow Limited to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the Village Roadshow Limited Registry so that it is received no later than 5pm (Melbourne time) on 1 December 2007, unless extended.

If you sign and return this Transfer and Acceptance Form to the Registry either in respect of an Issuer Sponsored Holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to Village Roadshow Limited (and authorise Village Roadshow Limited to warrant on your behalf) that you have full legal and beneficial ownership of the Sydney Attractions Group Limited Shares and that Village Roadshow Limited will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither Village Roadshow Limited or Computershare Investor Services Pty Limited ('CIS') will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the offer on your behalf.

D **Contact details**

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

E **Signature(s)**

You must sign the form as follows in the space provided:

Joint holding:	where the holding is in more than one name all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the Village Roadshow Limited registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.
Deceased Estate:	all executors must sign and, if not already noted by the Village Roadshow Limited registry, a certified copy of Probate or Letters of Administration must accompany this form.
Companies:	this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

03933_000R66

1TKAC

Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Melbourne office of CIS by no later than 5pm (Melbourne time) on 1 December 2007, unless extended.
Return this Transfer and Acceptance Form to:

Postal Address	OR	Hand Delivery
Computershare Investor Services Pty Limited GPO Box 52 MELBOURNE VIC 8060		Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street ABBOTSFORD VIC 3067

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning this Takeover Offer please contact the Village Roadshow Limited Shareholder Information Line: within Australia on 1800 104 758 or outside Australia on +61 2 8268 3691.

Please note this form may not be used to change your address.

SAQ_TKO

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne Victoria 8060
Australia

15 November 2007

NEW WORLD CLASS WHALE WATCHING VENTURE ON THE GOLD COAST

Village Roadshow Limited and Whale Watch Kaikoura announced today that Sea World, a division of Village Roadshow Theme Parks, and Whale Watch Australia, a subsidiary of New Zealand company Whale Watch Kaikoura, have joined forces to bring a new standard of whale watching experience to the Gold Coast.

Whale Watch Kaikoura is a multi-million dollar nature tourism company based on the East Coast of New Zealand's South Island. Founded in 1987 the company has built an impressive international reputation as a world class innovator and operator of whale watching tours. It is the recipient of a host of international tourism awards.

Since 1971, Sea World has worked with marine mammals on the Gold Coast and Village Roadshow Limited is Australia's largest theme park owner and operator. Sea World, through its Research and Rescue Foundation, has made a meaningful contribution to marine conservation by conducting internationally recognised research studies, promoting marine education and rescuing Humpback Whales which have become stranded or entangled in nets.

Sea World and Whale Watch Australia believe this new venture has all the prerequisites to grow the reputation of the Gold Coast as a serious whale watching destination. Both companies are committed to providing a quality whale watching experience while carefully managing an important natural resource and the ocean environment that supports it.

Commencing in May 2008 at the start of the Gold Coast whale migration season, Sea World and Whale Watch Australia will introduce a new level of education and entertainment to the awe-inspiring natural experience of getting up close and personal with the world's largest mammals.

The new venture represents a $5 million commitment by Whale Watch Kaikoura, including the construction in Queensland of a $3.4 million, 24 metre state of the art whale watching vessel.

This custom designed vessel will comfortably carry in excess of 100 passengers and operate daily (weather permitting) from Sea World from June to November during the annual Humpback Whale migration past the Gold Coast.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC. 3000. Box 1411M, GPO Melbourne, VIC. 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Whale Watch Chairman Wally Stone: "We are very impressed that in Sea World we have found a partner that also has enormous experience with marine mammals and the business of tourism.... we both share a common philosophy that cherishes the twin values of hospitality to visitors and reverence for the natural world".

Sea World CEO John Menzies stated that "this approach dovetails perfectly into the traditional values that we have used to build our successful Sea World marine park and will without doubt see extraordinary success for our new whale watching venture. We look forward to working with our new business partners to achieve this outcome".

Both Menzies and Stone agree that demand for nature and marine base tourism experiences will continue to grow and become an important part of the diversity of choices sought by visitors to the Gold Coast. Wally Stone: "Whale Watching is one of those once-in-a-lifetime, must-do experiences that stay with you forever."

Media Contact:

Cosway Australia

Mark Rudder	Tony Boyd
0411 362 362	0408 723 763

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	Date Appendix 3C was given to ASX	01 November 2007

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		75,000 A Class Preference shares
4	Total consideration paid or payable for the shares		$241,500.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 November 2007
Company Secretary

Print name: Shaun L Driscoll

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit

Details of all shares bought back

2	Number of shares bought back	75,000 A Class Preference Shares.
3	Total consideration paid or payable for the shares	$241,500.00
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

+ *See chapter 19 for defined terms.*

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 November 2007
Company Secretary

Print name: Shaun L Driscoll

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
VILLAGE ROADSHOW LIMITED

Refer to guide for information about corporate key

ACN/ABN
010 672 054

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Contact name/position description
MS R COSENTINO

ASIC registered agent number (if applicable)

Telephone number
03 9667 6534

Postal address or DX address
PO BOX 2275
GPO PRAHRAN VIC 3181

Total number of pages including this cover sheet
6

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
SHAUN L DRISCOLL

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 0 / 1 1 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
APRF	75,000	$241,500

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

19/11/07
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members for proprietary companies

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members for proprietary companies

Use this section to notify changes to the register of members for your proprietary company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Total number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Save time. Lodge this form online at www.asic.gov.au

Guide: Change to company details

This guide does not form part of the prescribed form. It is included by ASIC to assist you in completing and lodging the Form 484.

Use the Form 484 to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

Lodgement period

Lodgement required:

- within 28 days after the date of change; and
- within 28 days after the date of issue of your annual company statement.

There are some exceptions for the member's details for proprietary companies. Refer to **Shares details** in this guide.

Late fees

Late lodgement fees will apply if you notify a change to company details outside the lodgement period. Only one late lodgement fee will apply to a form even if a number of changes notified.

Late review fees will apply if you do not bring your company details up to date within 28 days of the issue of the annual statement. Late review fees are separate from late lodgement fees so both late review and late lodgement fees may apply to the one change.

The late fees are:

- $65 for up to one month late
- $270 for over one month late.

A form is not considered lodged until it is received and accepted by ASIC as complying with s1274(8) of the *Corporations Act 2001*. A receipt will not be issued unless requested.

See www.asic.gov.au/latefees for more information.

Corporate key

The corporate key is an eight-digit number uniquely associated with a company's ACN. You will find your corporate key on the front page of your annual statement. Use your corporate key to register to check and change company details online - see www.asic.gov.au.

If you are not lodging changes online, you must include your corporate key on the cover sheet.

Please visit our website at www.asic.gov.au/corporatekey for further assistance.

Signature

The cover sheet for this form must be signed by a current company officeholder. A resigning officer's signature is not acceptable.

Dates of change

Ensure you complete the date of change where required, as well as provide the date the form was signed.

You can only notify a future date of change for registered office address, principal place of business address and an expiry date (if any) for an alternate director.

Alternate directors

See www.asic.gov.au/alternatedirectors for more information.

Cease company officeholder
(Section B1)

Use this section to notify ASIC if a person has ceased to be an officeholder of the company. Notifications must be received within 28 days of the change occurring. Details must be notified separately for each ceased officeholder.

A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement*.

Address details
(Sections A1, B2 & C4)

Registered office and principal place of business:

- Provide the full address including the building name, floor and office number (if applicable), street number, name and type, locality and postcode.
- Ensure a tick is placed in the appropriate box to indicate if the company occupies the registered office premises.
- Ensure a tick is placed in the appropriate box to indicate if the occupier of the premises has consented, in writing, to the use of the specified address.

Officeholder and member residential address:

- Provide the full address including the street number, name and type, suburb, city, state or territory, postcode and country of residence if not in Australia.

A registered office address, principal place of business address or officeholder residential address must be a physical or street address, a post office box is not acceptable. The street address must include a street number, ie 'Corner of Smith St and Jones Rd' is not acceptable.

A post office box address may only be used for a member's address.

Ensure a tick is placed in the appropriate box to indicate the address to which the change applies.

Shares details

(Section C1, C2, C3 & C4)

All companies must notify ASIC if they cancel or issue shares by completing sections C1 or C2. Notifications must be received within 28 days of the change occurring.

Proprietary companies must also notify ASIC of any changes to:

- the company's share structure by completing section C3
- details of their top 20 members by completing section C4 .

Public companies must complete section C3 after they have received their annual company statement, if changes have occurred. Notification must be received within 28 days of the date of issue of the company statement.

Special cases (for proprietary companies) and their lodging periods

- Court-ordered corrections of the register must be notified to ASIC as specified by the court order or within one month of the court order.
- Reductions in share capital must be notified to ASIC within 14 days after the passing of the resolution to reduce share capital.

Companies limited by guarantee, or companies limited by shares and guarantee who have not issued any shares

These companies are not required to provide any details about share structure or members ie. do not complete sections C3 or C4.

Transferring Financial Institutions are not required to provide details of member shares that meet the requirements of Reg. 12.8.03; they should complete section C3 but not section C4.

How to provide additional information

Photocopied Form 484 pages

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Annexures

If there is insufficient space in any section of the form, you may alternately submit annexures as part of this lodgement.

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the company name and ACN or ARBN
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. mark the annexure with an identifying letter or symbol eg a,b,c or 1,2,3 etc.
6. endorse the annexure with the words:
   This annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure. The annexure must be signed by the same person(s) who signed the form.

Track your lodgement

After you have lodged this form, you can check to see if it has been received and processed at www.asic.gov.au/nni.

Alternatively, you can set up a **Company Alert** that notifies you by email when the form has been received by ASIC. Visit www.asic.gov.au/search for further details.

You can save time and have your changes take effect almost immediately by lodging this form online at www.asic.gov.au.

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 1300 300 630
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

23 November 2007

SAQ OFFER DECLARED UNCONDITIONAL
CONFIRMS $6.50 FINAL PRICE

Following the receipt of acceptances from shareholders of Sydney Attractions Group Limited ("SAQ") which has taken its interest in SAQ to 25.54%, Village Roadshow Limited ("VRL") announces that:

- its offer and all contracts resulting from the acceptance of its offer are now unconditional; and
- it will pay by Friday 30 November 2007, those SAQ shareholders who have already accepted the offer; and
- it will pay SAQ shareholders who now accept the offer within 7 days after their acceptances are received.

Copies of notices under sections 630(3), 650D and 650F of the Corporations Act and given to SAQ are attached.

VRL has been pleased with the number of acceptances it has received to date, and heartened by feedback from SAQ shareholders, who share VRL's concern about the direction in which SAQ is heading.

VRL believes that the acceptances to date, together with acceptances that VRL anticipates will be received now that the offer is unconditional, will allow VRL to reach a point where the direction of the SAQ business can be changed in the interests of all shareholders.

VRL believes that the unconditional offer gives shareholders the alternatives of either:

1. Selling their SAQ shares at a very high premium and getting paid within 7 days; or
2. Selling part of their holding for cash now and jointly participating with VRL in the future of SAQ.

VRL notes that the volume weighted average price of SAQ shares since the announcement of the Offer has been $6.25. SAQ's Board has stated that SAQ's share price *"may in the short term fall back to its pre bid levels of $5.61–6.00"* in the absence of Village Roadshow's offer (page 19, Target's Statement).

VRL urges SAQ shareholders to accept VRL's offer, for all or part of their shares, by completing and returning the acceptance form previously sent to them. The offer is scheduled to close on 1 December 2007, but will be extended to 14 December. Formal Notices effecting the extension will be given to SAQ, ASX and SAQ shareholders next week.

The $6.50 per share offer price is VRL's last and final price under the offer and VRL can not, by law, provide further increases in the consideration under the offer.

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

NOTICE OF VARIATION OF OFFER (CONSIDERATION)

TO: **Sydney Attractions Group Limited**

AND TO: Each person to whom an offer was sent under the off-market bid

Village Roadshow Limited gives notice under section 650D of the *Corporations Act 2001* (Cth) of a variation of the takeover offers contained in the Village Roadshow Limited 's Bidder's Statement, dated 11 September 2007 (**'Bidder's Statement'**)*.

Village Roadshow Limited varies the Bidder's Statement by:

(a) increasing the cash sum offered from $6.01 ($5.96 ex the Declared Dividend) for each SAQ Share to $6.50 for each SAQ Share;

(b) giving SAQ Shareholders entitled to the Declared Dividend and who accept the Offer the right to retain the Declared Dividend in addition to the consideration already offered

(c) improving the consideration referred to in:

(i) the front cover of the Bidder's Statement;

(ii) the letter from the Village Roadshow Limited chairman;

(iii) the Summary of the Offer and how to accept;

(iv) the Reasons why you should accept the Offer;

(v) clause 2.1 of Part 2 of the Bidder's Statement; and

(vi) the Acceptance Form,

to $6.50;

(d) deleting, '(including without limitation the Declared Dividend)' where appearing in the definition of 'Rights' in clause 1 of Part 3 of the Bidder's Statement and substituting '(excluding the Declared Dividend)';

(e) deleting, 'including the Declared Dividend' where appearing in the letter from the Village Roadshow Limited chairman and substituting, 'excluding the Declared Dividend'; and

(f) deleting the third sentence in the section entitled 'Offer Price' in the Summary of the Offer and how to accept.

If you have accepted an offer, you are entitled to the difference between the consideration accepted and the improved consideration.

* Terms used in this notice (unless otherwise defined) have the meanings given in the Bidder's Statement.

DATE 23 November 2007

SIGNED for and on behalf of Village Roadshow Limited pursuant to a resolution passed at a meeting of directors held on 23 November 2007 authorising ***Graham W. Burke*** and ***Robert G. Kirby*** or, failing them, any two directors of Village Roadshow Limited to sign this notice.

Graham W. Burke

Robert G. Kirby

A copy of this notice was lodged with the Australian Securities and Investments Commission on 23 November 2007. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

CORPORATIONS ACT 2001 (Cth)

NOTICE BY

VILLAGE ROADSHOW LIMITED

ABN43 010 672 054

PURSUANT TO SECTION 630(3)

Village Roadshow Limited states, pursuant to section 630(3) of the *Corporations Act 2001* (Cth), that:

1. on 23 November 2007 it declared the offers contained in its Bidder's Statement, dated 11 September 2007, for all fully paid ordinary shares in Sydney Attractions Group Limited, to be free from all the conditions set out in clause 8.1 of Part 2 of the Bidder's Statement;

2. so far as Village Roadshow Limited knows each of the conditions was, on the date this notice is given not fulfilled; and

3. Village Roadshow Limited 's voting power in Sydney Attractions Group Limited is 25.54%.

DATE 23 November 2007

....

Phil Leggo
Company Secretary
Village Roadshow Limited

ME_73783554_1 (W2003)

CORPORATIONS ACT 2001 (Cth)

NOTICE BY

VILLAGE ROADSHOW LIMITED

ABN 43 010 672 054

UNDER SECTION 650F

In accordance with section 650F of the *Corporations Act 2001* (Cth) and clause 8.2 of Part 2 of Village Roadshow Limited 's Bidder's Statement, dated 11 September 2007, Village Roadshow Limited declares all offers contained in the Bidder's Statement and all contracts formed by the acceptance of the offers to be free from all conditions contained in clause 8.1 of Part 2 of the Bidder's Statement.

At the date of this notice, Village Roadshow Limited's voting power in Sydney Attractions Group Limited is 25.54%.

DATE 23 November 2007

....

Phil Leggo
Company Secretary
Village Roadshow Limited

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

NOTICE OF VARIATION OF OFFER - EXTENSION OF OFFER PERIOD

SECTION 650D OF THE CORPORATIONS ACT 2001

TO: **Sydney Attractions Group Limited**

Village Roadshow Limited ABN 43 010 672 054 **(VRL), GIVES NOTICE** under section 650D of the *Corporations Act 2001* (Cth) that:

(a) it varies the offers dated 26 September 2007 under its off-market takeover bid for all of the ordinary shares in Sydney Attractions Group Limited **(Offers)** to which its bidder's statement dated 11 September 2007 **(Bidder's Statement)*** relates by extending the Offer Period by one week and 6 days so that it ends at 5.00pm Melbourne time on 14 December 2007 (unless further extended); and

(b) the terms of the variation are as follows:

  (i) replace the date '1 December 2007' wherever appearing in the Bidder's Statement (including without limitation in the front cover, the 'Important Information', the 'Letter from Village Roadshow Limited Chairman', and 'Summary of the Offer and how to accept') with the date '14 December 2007';

  (ii) replace 'two months and four days' wherever appearing in clause 1.4 of Part 2 of the Bidder's Statement with 'two months and seventeen days'; and

  (iii) replace the date '1 December 2007' with the date '14 December 2007' wherever it appears in the Acceptance Form.

A copy of this notice was lodged with the Australian Securities and Investments Commission on 27 November 2007. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

* Terms used in this notice (unless otherwise defined) have the meanings given in the Bidder's Statement.

DATED: 27 November 2007

SIGNED by no fewer than 2 of the directors of Village Roadshow Limited authorised to sign this notice by a resolution passed at a directors' meeting.

....
John Kirby
Director
Village Roadshow Limited

....
Graham Burke
Director
Village Roadshow Limited

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

SECOND SUPPLEMENTARY BIDDER'S STATEMENT IN RELATION TO VILLAGE ROADSHOW LIMITED'S OFFER FOR SYDNEY ATTRACTIONS GROUP LIMITED ACN 008 632 764

This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth). It is the second supplementary bidder's statement issued by Village Roadshow Limited ABN 43 010 672 054 (**VRL**) in connection with VRL's off-market takeover bid to acquire all issued shares in Sydney Attractions Group Limited (**SAQ**) contained in VRL's bidder's statement dated 11 September 2007 as supplemented by VRL's first supplementary bidder's statement dated 8 November 2007 (together **Bidder's Statement**). This second supplementary bidder's statement supplements, and must be read together with, the Bidder's Statement. Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this second supplementary bidder's statement. This second supplementary bidder's statement will prevail to the extent of any inconsistency with the Bidder's Statement.

A copy of this second supplementary bidder's statement dated 28 November 2007 was lodged with the Australian Securities & Investments Commission on that date. The Australian Securities & Investments Commission takes no responsibility for the contents of this statement.

The purpose of this second supplementary bidder's statement is:

(a) to provide details of VRL's higher offer;

(b) to provide details of the unconditional nature of the offer; and

(c) to provide details of the new expiry date of the offer.

28 November 2007

Dear Fellow SAQ Shareholder

I am writing to inform you of several important developments in VRL's takeover bid for SAQ.

On 23 November 2007 VRL:

(a) declared its offers and all contracts resulting from accepted offers to be unconditional;

(b) gave effect to its previously announced improvement in its offer by increasing the consideration offered to $6.50 per Share;

(c) confirmed that it would pay by Friday 30 November, those SAQ Shareholders who have already accepted the Offer and those SAQ Shareholders who now accept the Offer within 7 days after acceptance; and

(d) announced that it would extend the Offer Period so that it ends at 5.00 pm on Friday, 14 December 2007 (unless further extended).

VRL currently holds a 29.72% interest in SAQ.

An improved offer of $6.50 per share represents:

- A 20% premium to SAQ's volume weighted share price for the period of approximately seven months from 5 February 2007 (being the business day following the release of SAQ's results for the half year ended 31 December 2006, which included a downward revision of earnings guidance for FY2007) and 4 September 2007 (being the day before VRL announced its intention to make its offer).
- A premium to the $6.02 to $6.40 price range in which SAQ's shares traded during the period from announcement of VRL's Offer on 5 September 2007 to the day prior to announcement of VRL's improved Offer on 31 October 2007, which includes a period of in excess of three weeks following the release of SAQ's Target's Statement.

VRL notes that the SAQ Board has stated that SAQ's Share Price "may in the short term fall back to its pre-bid levels of $5.61-$6.00" in the absence of VRL's offer (page 19 Target's Statement).

VRL's Offer, with the improved consideration, gives SAQ Shareholders the alternatives of either:

(a) selling their SAQ shares at a very high premium and getting paid within 7 days; or

(b) selling part of their holding for cash now and jointly participating with VRL in the future of SAQ.

VRL urges SAQ shareholders to accept VRL's Offer, for all or part of their Shares.

The $6.50 price is VRL's last and final price under the offer and VRL cannot, by law, further increase the price under the offer.

Yours sincerely

John Kirby
Chairman

1. **Summary of the improved offer**

(a) VRL has declared its Offer unconditional and improved the consideration offered. As a result, VRL will:

(i) pay $6.50 cash for each Share it acquires on acceptance of its Offer;

(ii) allow SAQ Shareholders entitled to the Declared Dividend and who accept the Offer to retain that dividend (5 cents per share); and

(iii) pay SAQ Shareholders who accept the Offer within 7 days of acceptance.

(b) All SAQ shareholders who accept, or have accepted, VRL's Offer will be entitled to the improved consideration of $6.50 per Share regardless of when they accept VRL's offer.

(c) VRL's Offer has been extended so that it now ends at 5.00 pm (Melbourne time) on Friday, 14 December 2007 (unless further extended).

2. **Closing date**

The Offer is now scheduled to close at 5.00 pm (Melbourne time) on 14 December 2007 unless further extended.

3. **What you will receive for your SAQ Shares**

If you accept the Offer you will:

(a) receive $6.50 for each SAQ Share for which you accept the Offer; and

(b) if you are entitled to the Declared Dividend (paid by SAQ in October), be allowed to retain the Declared Dividend in respect of each of those SAQ Shares.

4. **Acceptances and Payment**

The procedures for and effect of accepting the Offer are set out in Part 2 of the Bidder's Statement.

If you validly accept the Offer in respect of all or some of your SAQ Shares in accordance with the procedures outlined in the Bidder's Statement, VRL will dispatch payment to you for those SAQ Shares on or before 7 days after the date the Offer is accepted by you.

As at the date of this second supplementary bidder's statement VRL has received acceptances of its Offer in respect of 1,483,567 SAQ Shares. VRL's voting power in SAQ as at that date is 29.72%, represented by the 4,346,377 SAQ Shares in which it had a relevant interest at the start of its Bid, 655,301 SAQ Shares acquired on market by VRL after the offer was declared unconditional and the consideration improved or provided above and the 1,483,567 SAQ Shares the subject of acceptances received.

5. No Institutional Acceptance Facility

Given the Offer is now unconditional, the Institutional Acceptance Facility outlined in VRL's first supplementary bidder's statement is unnecessary and will not proceed.

6. Consent

This second supplementary bidder's statement includes statements which are made in, or based on statements made in, the following documents lodged with ASIC or on the company announcements platform of ASX by SAQ and others after the date of the Bidder's Statement:

- 5-Sep-07: Response to VRL takeover offer
- 11-Sep-07 Letter to SAQ shareholders
- 11-Sep-07 Directors' statement re takeover
- 14-Sep-07 Letter to SAQ shareholders
- 8-Oct-07 Target's Statement
- 8-Oct-07 Target's Statement press release
- 18-Oct-07 Letter to SAQ shareholders
- 30-Oct-07 Chairman's address to shareholders
- 30-Oct-07 CEO presentation – Annual General Meeting
- 31-Oct-07 Response to variation of takeover offer
- 1-Nov-07 Response to clarification of takeover offer
- 9-Nov-07 Response to Supplementary Bidder's Statement
- 12-Nov-07 Supplementary Target's Statement
- 23-Nov-07 VRL offer falls short

Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, the inclusion of those statements in this second supplementary bidder's statement. If you would like to receive a copy of any of these documents, please call 1800 104 758 or +61 2 8268 3691 and you will be sent copies free of charge. Information may also be obtained from SAQ's webpage on the ASX website at www.asx.com.au.

The following persons have given, and have not before the date of this second supplementary bidder's statement withdrawn, their consent to be named in this second supplementary bidder' statement in the form and context in which they are named:

(a) Minter Ellison Lawyers – as legal adviser to the Offer; and

(b) Merrill Lynch International (Australia) Limited – as financial adviser to the Offer.

Each of Minter Ellison Lawyers and Merrill Lynch International (Australia) Limited:

(a) does not make, or purport to make, any statement in this second supplementary bidder's statement; and

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this second supplementary bidder's statement.

7. Investment decisions

This document does not take into account the individual investment objectives, financial situation or particular needs of any specific SAQ Shareholder or any other person.

SAQ Shareholders are encouraged to seek independent financial and taxation advice before deciding whether to accept the Offer.

8. Forward looking statements

This second supplementary bidder's statement may include certain forward looking statements that have been based on current expectations about future events. These forward looking statements are, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forward looking statements. These factors may include matters not yet known to VRL or not currently considered by it to be material.

9. Privacy statement

VRL will collect personal information about SAQ Shareholders' holdings of SAQ Shares in accordance with the Corporations Act. VRL will share that personal information with its advisers and service providers only to the extent necessary for purposes relating to the Offer. SAQ Shareholders can contact SAQ's share registry, Registries Limited, on (02) 9290 9600, if they have questions about their personal information.

10. Approval of Second Supplementary Bidder's Statement

This second supplementary bidder's statement has been approved by resolution passed by the directors of VRL.

SIGNED for and on behalf of
VILLAGE ROADSHOW LIMITED

....

Phil Leggo
Company Secretary
VILLAGE ROADSHOW LIMITED

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

29 November, 2007

CHAIRMAN'S ADDRESS TO 2007 ANNUAL GENERAL MEETING

Ladies and gentlemen, before we proceed any further, I would like to give you an update on your Company's financial and operating performance.

We embarked upon a long journey in 2006, beginning a major restructuring of the Village Roadshow Group. This ongoing journey has seen our reinvention as the New Village Roadshow - a journey that has taken us from a cinema and film company to a global entertainment company, with an increasing focus on growing our world-class theme parks business.

There is still a way to go, but already in 2007 we can point to the positive results of that journey.

So let me begin with a summary of our achievements in the 2007 financial year:

- First we have turned around a loss of $40.7 million in 2006 to a net profit after tax of $45.1 million for the year ended 30 June 2007;
- We bedded down our 100% ownership of the theme parks whilst producing sustainable, increased profits;
- We are continuing to improve transparency and reduce the complexity of our corporate structure;
- Our Board now has a majority of independent non-executive directors, which has been welcomed by investors;
- We are relentlessly driving our 5 core businesses aiming for market leadership in each segment and pursuing growth, drawing on our genetic coding - the more than 50 years of experience in the entertainment sector;
- We rewarded our loyal shareholders with special dividends, capital returns and buy-backs;
- And finally we have further rewarded shareholders with a fully franked dividend of 9 cents per ordinary share, and 12 cents per A Class preference share, which will be paid on December 6th 2007.

I'm also happy to report that thanks to the hard work and dedication of our team, our corporate health and momentum have continued through the first quarter, underpinned by many of the measures and initiatives undertaken in the 2007 financial year.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

I'd like now to report on our 2007 results in more detail. We are pleased to report that your Company, Village Roadshow Limited, has emerged in 2007 much stronger financially, with more focus. This turnaround in the group's profitability is the result of a significant uplift in earnings before interest, tax, depreciation and amortisation from $165.9 million in 2006 to $224.8 million in 2007 - a 35 percent increase.

Having undertaken the restructuring of the past several years, Village Roadshow has healthy cash flows, interest cover and a strong balance sheet enabling us to take advantage of the opportunities that arise to grow our core businesses in the future.

Our forward strategy is focused on our five core businesses: Theme Parks, Film Production, Film Distribution, Cinema Exhibition, and in FM Radio, through our 51.65 percent interest in Austereo. We now have management control or ownership of the majority of these businesses, which we see as essential for creating further value for shareholders.

As I touched on earlier, here are the key features of the reshaping of Village Roadshow:

- We have completed the move to full ownership in July 2006 of all of the Gold Coast theme park businesses: Warner Bros. Movie World including Warner Roadshow Studios, Sea World, Wet 'n' Wild Water World, Australian Outback Spectacular and Paradise Country. We have also acquired the balance of the Sea World Resort, while at the same time retaining our strong relationship with Warner Bros.;

- We have moved to 100 percent ownership of our Australasian film distribution business, Roadshow Films, in August 2007;

- We have completed the rationalisation of the group's international cinema exhibition operations with the sale of our New Zealand, Fiji and Italian cinema circuits, exiting from our two Austrian cinemas and disposing of our interest in the Palace Cinema circuit in Australia;

Our core businesses have continued to benefit from a concentrated focus on improving sales margins, exercising cost restraint and managing underlying operational cash flows.

So we can report to shareholders that the Company is well placed to experience continued growth in each of its existing businesses as well as to explore further new opportunities, such as Gold Class cinemas in the USA and particularly in the area of potential theme park investments. We see Theme Parks as our primary vehicle for growth and your Board is currently evaluating various potential investments both in Australia and off-shore.

With all of this, the year's results have been impressive.

In addition to the net profit after tax and earnings results I referred to earlier, basic earnings per share were 30.12 cents for the year to 30 June 2007 compared with negative 25.45 cents for the prior year. Importantly, after eliminating discontinued operations and material (non-recurring) items of income and expense, total earnings per share more than doubled from 6.53 cents in 2006 to 14.32 cents in 2007.

As a result of this re-engineering of our businesses, supported by strong cash flows from continuing operations and a strong balance sheet, Village Roadshow furthered its capital management program with an on-market buy-back of ordinary and preference shares costing $59.3 million. Together with last year's special dividends and capital return, these capital management initiatives totalled $191 million during the year to 30 June 2007.

I'd now like to summarize the divisions' performance for the year.

In 2007 our Theme Parks enjoyed their most profitable year.

Theme Parks delivered earnings before interest, tax, depreciation and amortisation of $82.8 million against last year's result of $54.6 million.

Following the implementation of several innovative marketing campaigns and tight management of costs, the three main theme parks, Warner Bros. Movie World, Sea World and Wet 'n' Wild Water World, continued to gain momentum, enjoying annual attendances of over 3.7 million.

In particular Wet 'n' Wild Water World, with its new H2O Zone and Tornado, attracted over one million attendances for the first time, making it one of the world's top water parks.

Sea World Resort improved its average room rate and occupancy rate over last year. The Resort and all parks benefited from increased synergies and improved joint marketing campaigns.

Australian Outback Spectacular continued to trade above expectations since opening in April 2006 with occupancy running at over 95 percent of capacity.

These excellent results go to show that with all the new technological and media innovations in entertainment, there is simply no substitute for the thrill of live attractions and rides.

In Film Production, the Company's Academy Award winning film, *Happy Feet*, grossed almost US$400 million at the box office and is Australia's biggest selling DVD, with 437,000 copies sold in the first nine weeks of release. However, other than *Happy Feet*, the division has had a run of very disappointing recent film releases. Portfolio 3 shows great promise however with Will Smith in *I Am Legend*, *Speed Racer* by the Wachowski Brothers (of *Matrix* fame) and Steve Carell in *Get Smart*.

The Company's Film Distribution operations performed well again, only slightly down on the prior year's record. Roadshow is the largest independent film distributor in Australia, with long-term distribution agreements and relationships with Warner Bros. Pictures, Village Roadshow Pictures, New Line, ABC, BBC and The Weinstein Company.

Roadshow Entertainment continues to lead the DVD distribution market, performing exceptionally well during the year due to a continuing focus on cost reduction and improved margins. Roadshow Television was similarly impressive.

In the revamped Cinema Exhibition business, we recorded strong box office performances in Australia and Singapore. This was assisted by the success of the Gold Class and max concepts. It was also driven by the blockbuster films *Happy Feet, A Night at the Museum, 300, Spiderman 3, Ocean's 13, Shrek the Third, Pirates of the Caribbean - At World's End,* and *Fantastic Four - the Rise of the Silver Surfer*.

This, plus further site rationalisation and cost controls, delivered a 37 percent increase in earnings before interest, tax, depreciation and amortisation from the cinema exhibition division, up from $28 million last year to $38.4 million in the current financial year.

Also during the year the successful divestments of our non-core international cinema territories in Italy, New Zealand, Fiji and Austria were finalised, and a cinema refurbishment program in Greece is underway.

With a continued emphasis on our core competencies, the Company and its partners have progressed to signing a number of sites in selected key USA markets to construct Village Roadshow Gold Class Cinemas. But more on this later.

Finally in Radio, Austereo consolidated its lead in listenership across Australia. Just under 40 percent of the 10+ commercial FM radio audience listened to an Austereo station each week during the year.

Austereo's increase in profitability came from continued high ratings across every age group under 54, holding number one FM stations in Sydney, Melbourne and Perth, number two in Brisbane and number three in Adelaide. Impressively, our sales growth of 6.6 percent was achieved against capital city radio advertising market growth of 3.4 percent.

Combined with tightly managed cost control, Austereo delivered a healthy 13.3 percent increase in earnings for the year, up from $77.7 million last year to $88 million. A corresponding increase in profitability for the year together with a 10 percent on-market buyback of its shares resulted in a 17.2 percent increase in earnings per share for the ASX listed Austereo Group Limited.

Taken together, we believe that our performances in these five divisions give us a very solid platform from which to continue our journey.

Now I'd like to turn our attention to what the group has achieved since June 30 this year.

- Since the close of the financial year, we have acquired the other 50 percent of the Company's film distribution arm, Roadshow Films, in August 2007, consolidating our interest in a business which has achieved strong and consistent growth, and commands leadership of the theatrical and DVD distribution markets. This gives us access to strong free cash flows and improves the transparency of group results;

- There has been a continued focus on our core competencies such as Theme Parks, which in 5 years will be overwhelmingly our biggest business. The theme parks themselves have increased their throughput, year on year, despite interruption from bad weather, disruption from installing new attractions and increased competition. In the first 20 weeks of the 2008 Financial Year, we have recorded approximately 1.5 million admissions into our Theme Parks and, with favourable weather conditions, we are forecasting improved overall attendance levels compared to the outstanding results achieved in the 2007 Financial Year;

- Other major theme park initiatives are also under investigation;

- In cinema Exhibition, our Gold Class USA initiative is moving forward - but more on this in a moment; and

- The Company has announced a full takeover bid for the shares of the Sydney Attractions Group. We currently hold 30.34% of the shares in this company and believe we can add significant value to the investment. I will discuss this more later.

Now, onto our continuing Growth Strategy for the coming year.

In a sign of our dedication to digital growth, in September we launched *My Fun*, Village Roadshow's new digital brand. The *My Fun* brand will position Village Roadshow as a leader in digital entertainment across Australia.

Initially concentrating on our Theme Parks, *My Fun* is a crucial investment. Currently, 93% of consumers use the Internet to plan holidays, while 36% of them are purchasing tickets online. *My Fun* will expand to become a leading entertainment website in 2007/08 and a source of major ticket sales for both our Theme Park and Cinema divisions. Initial results are very encouraging.

As part of our growth strategy we are also focusing on Theme Parks. Growth will come from further investment in our existing Theme Parks as well as the opportunities we are investigating both on- and off-shore.

With regard to growth in Cinema Exhibition, Village Cinemas is in the advanced stages of expanding its Gold Class concept to selected US markets. Targeting the mass affluent consumer, Gold Class USA cinemas will be superbly designed to provide a luxuriously intimate setting unlike any other cinema experience in the United States.

We believe that our experience and first mover advantage in these carefully selected lifestyle centres is a recipe for success. Twelve sites are signed and construction has commenced, with the first site scheduled to open in mid 2008, with more to follow.

I'd also like to give you an update on the status of our takeover offer for Sydney Attractions Group, which I'll call "SAQ".

Notwithstanding SAQ's extremely disappointing trading performance, we believe that this Company's assets have significant potential if they are managed and marketed professionally. We therefore decided that if we could increase our stake in SAQ, it would take Village Roadshow's investment in SAQ to a sufficient level that would justify us applying our extensive resources into turning SAQ around.

Our offer of $6.50 per share is our final price and represents a very generous Price Earnings multiple of nearly 22 times based on SAQ's profit guidance of $6.5 million for the 2008 Financial Year.

As of today, we have acceptances that take us to 30.34% of SAQ and our offer is unconditional and expires on 14th December.

I'd now like to talk to you about some changes to the Board. We set ourselves the goal last year of strengthening the VRL board by having a majority of independent non-executive directors. To that end, we appointed David Evans and Robert Le Tet in January and April 2007 respectively.

David brings broad business and media experience and Robert brings to VRL significant experience in broadcasting, films and entertainment. With the promotion of Peter Foo to the new role of Group Chief Operating Officer, and his consequent relinquishing of the role of Finance Director, we have achieved our goal of a majority of independent directors on the VRL Board.

On the issue of remuneration, during the year maximum Executive Directors bonuses were increased from 50 percent of base salary to a potential 100 percent. Due to the timing of completion of the proposal, the Executive Directors declined to allow the increase to be applied retrospectively. The increase will however be applied to the 2008 financial year.

Executive Director bonuses are only paid if certain hurdle rates are met, including increase in share price and increase in the return on capital employed, a measure incorporating growth in EBITDA. As part of the proposal to increase maximum bonuses available, Peter Jonson, as Chairman of the Remuneration Committee has negotiated with the Executive Directors to agree to new, higher hurdles for their Key Performance Indicators (KPIs).

Now to Corporate Environmental Management. We have started our journey towards corporate sustainability.

Village Roadshow is committed to responsible environmental management and the reduction of our environmental footprint in all Divisions. Independent consultants have measured our energy usage and the corresponding greenhouse gas emissions of our Australian managed operations for the year ended 30 June 2007.

Our baseline measurement for 2007 reveals that we need to report nationally under the recently introduced National Greenhouse and Energy Reporting Act from the 2009/2010 year onwards. Beyond legal requirements, we want to ensure that we are operating our businesses from a responsible environmental point of view whilst continuing to maximise shareholder profit.

Our different businesses are all at various stages of examining the current status and consideration of what sort of reduction strategies they can implement.

We are taking a holistic approach in examining how we operate, how we can do better, and ensuring that we have the appropriate corporate social responsibility framework and strategies in place to deliver on economic, environmental and social sustainability into the future.

In closing, as I said at the beginning, we embarked upon a long journey in 2006 with a challenging restructure. It's a sign of the ongoing success of this work that your Board is delighted to be able to deliver a healthy profit this year.

And indeed we're looking forward to a bright future for Village Roadshow. I'm sure you'll agree from the news I've given you today that we are well positioned for growth.

We'll begin the formal part of the meeting shortly but on behalf of the Board I would also like to express particular appreciation to the members of our Executive Committee for their untiring dedication and hard work. I would first like to express thanks to my fellow executive directors, Robert Kirby, Deputy Chairman, Graham Burke, CEO and Peter Harvie, Executive Chairman Austereo and to your Chief Operating Officer, Peter Foo. They have all been at the forefront of the success we've achieved this year.

And divisionally in:

- Theme Parks, John Menzies;
- Film Distribution, Joel Pearlman and Chris Chard;
- Film Production, Bruce Berman and Greg Basser;
- Cinema Exhibition, Kirk Senior; and
- Radio, Michael Anderson and Guy Dobson.

They all deserve respect and appreciation for their contribution to our success, but none more so than the executive leader of this team, our CEO, Graham Burke. Graham leads by example with great vision and restless energy and loyalty to our group. He inspires, motivates and directs.

We couldn't have achieved these results without this outstanding team, and our forward journey is all the more promising thanks to their ongoing loyalty and commitment.

29 November 2007

Manager, Companies Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Pursuant to Listing Rule 3.13.2, we confirm that all resolutions put to the annual general meeting of shareholders today were duly passed.

The following information is provided in accordance with S251AA of the Corporations Act:

Resolution B(i) – Re-election of P M Harvie

In respect to resolution B(i), the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	99,263,818
• Votes where the proxy was directed to vote 'against' the resolution	40,878
• Votes where the proxy may exercise a discretion how to vote	536,479

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 13,290

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution B(ii) – Re-election of P D Jonson

In respect to resolution B(ii), the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	99,230,580
• Votes where the proxy was directed to vote 'against' the resolution	73,416
• Votes where the proxy may exercise a discretion how to vote	536,479

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 13,990

The resolution was duly passed on a show of hands as an ordinary resolution.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Resolution B(iii) – Election of R Le Tet

In respect to resolution B(iii), the total number of votes exercisable by all validly appointed proxies and voted was:

•	Votes where the proxy was directed to vote 'for' the resolution	99,240,362
•	Votes where the proxy was directed to vote 'against' the resolution	67,574
•	Votes where the proxy may exercise a discretion how to vote	536,479

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 10,050

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution B(iv) – Election of D J Evans

In respect to resolution B(iv), the total number of votes exercisable by all validly appointed proxies and voted was:

•	Votes where the proxy was directed to vote 'for' the resolution	99,163,516
•	Votes where the proxy was directed to vote 'against' the resolution	144,420
•	Votes where the proxy may exercise a discretion how to vote	536,479

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 10,050

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution C – Adoption of the Remuneration Report

In respect to resolution C, the total number of votes exercisable by all validly appointed proxies and voted was:

•	Votes where the proxy was directed to vote 'for' the resolution	86,419,323
•	Votes where the proxy was directed to vote 'against' the resolution	12,873,604
•	Votes where the proxy may exercise a discretion how to vote	529,699

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 31,839

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution D – Approval for the Provision of Financial Assistance

In respect to resolution D, the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	99,116,531
• Votes where the proxy was directed to vote 'against' the resolution	191,165
• Votes where the proxy may exercise a discretion how to vote	526,719

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 20,050

The resolution was duly passed on a show of hands as a special resolution.

Shaun Driscoll
Co Company Secretary

END